Exhibit 99.104

Stikeman Elliott LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, ON Canada M5L 1B9

Main:	416 869 5500
Fax:	416 947 0866
www.stikeman.com

February 5, 2021	By SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Final Short Form Prospectus of Enthusiast Gaming Holdings Inc.

(the “Issuer”)

We refer you to the final short form prospectus (the “Prospectus”) of the Issuer dated February 5, 2021 relating to the issuance of common shares of the Issuer.

We consent to being named in the Prospectus on the inside cover page of the Prospectus and under the heading “Legal Matters” and to the use of our legal opinions set out under the heading “Eligibility for Investment”, which opinions are provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinions provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours truly,

(signed) “Stikeman Elliott LLP”